Exhibit 99.1

 ImmunoPrecise Reports Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2022

VICTORIA, British Columbia--(BUSINESS WIRE)--December 13, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA), a leader in full-service therapeutic antibody discovery and development, today announced financial results for second quarter fiscal year 2022, which ended October 31, 2021.

Second Quarter Fiscal Year 2022 Financial Summary*

  The Company achieved revenues of $4.7 million, a decrease of $32,780 or (0.7%) from the same period last year**.
  The Company, primarily through its subsidiary Talem Therapeutics LLC, invested $2.8 million in strategic research and development costs compared to $1.1 million in the same period last year.
  The Company recorded a net loss of $5.0 million during the three months ended October 31, 2021, compared to net loss of $463,584 for the three months ended October 31, 2020.
  Adjusted EBITDA*** was a loss of $2.9 million, as compared to positive EBITDA of $795,159 for the same period last year.
  As of October 31, 2021, the Company held cash of $38.4 million.

*Expressed in Canadian dollars, unless otherwise indicated.
**Please see section titled Revenue below for additional information on stated revenue in fiscal year 2021.
***For additional information on Adjusted EBITDA (a non-IFRS measure), please see section entitled Forward-looking statements below.

Dr. Jennifer Bath, CEO of ImmunoPrecise, stated, “We have been tactically investing in R&D to accelerate our Talem pipeline, expand our discovery and characterization platforms, invest in novel and expedited technologies for decoding and delivering next-generation therapeutics, as well as aligning early-stage proof of concept studies with the emerging and swiftly increasing promise of nucleic acid technologies.”

“With our expanded European footprint and channel partnerships firmly in place, we have rapidly built the necessary infrastructure to make immediate inroads across the region. As such, we have grown our senior leadership team to manage the ramp-up in growth across the organization prudently. With bold marketing initiatives in place, including the revitalization of IPA’s brand architecture underway, we are well positioned to compete and win, while delivering measurable value creating catalysts to our shareholders. Our core focus continues to move our proprietary potential therapies in Talem Therapeutics forward, close on a broadening pipeline of new CRO business, while advancing our PolyTope® Cocktail development program which has taken an even more pressing role in light of the unmet need and total addressable COVID-19 market which we believe we can fill,” concluded Dr. Bath.

Recent Second Quarter Fiscal 2022 and Operational Highlights

  IPA prepared a pre-investigational new drug (PIND) application and received feedback from the U.S. Food and Drug Administration (FDA).
  The Company has initiated final IND-enabling studies and has received the initial data related to the safety and toxicity profile of its PolyTope® cocktail.
  Based on in silico sequence and structural analysis, the Company anticipates that IPA’s PolyTope® will retain activity against Omicron (B.1.1.529), similar to what they have observed in in vitro models for other variants of concern identified previously.
  IPA established a US $50 million at-the-market transaction utilizing H.C. Wainwright & Co. as the sole sales agent.
  The Company established a multi-target research collaboration utilizing ImmunoPrecise’s powerful antibody discovery technologies in combination with the long-standing expertise of Pierre Fabre in immuno-oncology.
  IPA Europe has been granted a three-year approval for the “Crédit d’Impôt Recherche” (CIR) from the French Ministry of Higher Education and Research. CIR is a French R&D tax credit initiative which will provide tax credits to eligible French companies when they engage IPA Europe, Oss, in qualified research and development activities.
  The Company bolstered global senior leadership with Barry Duplantis, Ph.D., promoted to Vice President of Client Relations and the addition of Ms. Carla Dahl, Vice President of Marketing.

Financial Results

Revenue

The Company achieved revenues of $4.7 million during the three months ended October 31, 2021, compared to $4.8 million in fiscal 2021, a $32,780, or (0.7%), decrease. As previously reported, the implementation of a new ERP system, effective for fiscal year 2021, was complicated by travel restrictions due to COVID-19. These complications, along with the new processes and procedures, caused the Company to miscalculate eliminations of intercompany transactions during the first three quarters of fiscal year 2021, primarily related to internal research and development sales to Talem.

The miscalculation resulted in immaterial, but notable, variances in revenues for the first three quarters of fiscal year 2021. The effect of the miscalculation can be seen in Management’s Discussion and Analysis in the Summary of Quarterly Results. Taking into account the prior year miscalculation, total revenues for the three months ended October 31, 2021, would have reflected an increase of 15.5% over prior year. This growth was driven primarily by increased financial value of a partner contract related to protein manufacturing, along with a notable increase in the number of projects under contract utilizing the Company’s B cell Select® platform.

Research & Development

Research and development increased to $2.8 million from $1.0 million in 2020, due to the strategic investment in research the Company is undertaking, including the Company’s SARS-CoV-2 PolyTope® cocktail and other Talem research projects.

Net Loss

The Company recorded a net loss of $5.0 million during the three months ended October 31, 2021, compared to net loss of $463,584 for the three months ended October 31, 2020.

Financing Activities / Liquidity and Capital Resources

As of October 31, 2021, the Company held cash of $38.4 million and had working capital of $36.4 million.

On October 13, 2021, an at-the-market (“ATM”) equity offering facility, was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM agreement. to sell through the Agent common shares of the Company having an aggregate gross sales price of up to US $50 million. As of October 31, 2021, US $50 million of the Company’s stock remained available for sale under the ATM facility.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential,” “plans,” “expects” or “does not expect,” “is expected,” “estimates,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, and the potential of our other programs or services. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its products through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products, including those related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its products, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

**Non-IFRS Financial Measure

Readers are cautioned that "Adjusted EBITDA" is a measure not recognized under IFRS. Adjusted EBITDA is defined as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that "Adjusted EBITDA" is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com